SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2010

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

A free translation from Portuguese into English of Valuation report of Net Assets at Book Value prepared in accordance with the accounting practices adopted in Brazil and with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), in conjunction with the Brazilian Association of State Boards of Accountancy (CFC)

VALUATION REPORT OF NET ASSETS AT BOOK VALUE

The
Board of Directors and Shareholders
TELEMIG CELULAR S.A.

1.   Ernst & Young Auditores Independentes S/S., a company located in the city of São Paulo, at Av. Pres. Juscelino Kubitschek, 1830, - Torre I – 5° e 6º andares, Itaim Bibi, CEP: 04543-900, registered with the National Corporate Entities’ Registry under CNPJ/MF No. 61.366.936/0001-25, originally enrolled with the São Paulo State Regional Accounting Council under CRC-2-SP 015199/O-6, with its Articles of Organization filed with the 1st Registry of Deeds and Documents and Civil Registry of Legal Entities of São Paulo under No. 122.272 on August 9, 1989, the last amendment of which, dated June 27, 2008, is registered in microfilm under No. 343572, on May 5, 2009, represented by the undersigned partners, Mr. LUIZ CARLOS PASSETTI, Brazilian, married, accountant, bearer of Identity Card RG No. 10.809.747-SSP/SP, enrolled with the São Paulo Regional Accounting Council under CRC No. 1SP 144.343/O-3 and with the Individual Taxpayers’ Registry under CPF/MF No. 001.625.898-32, and Mr. DRAYTON TEIXEIRA DE MELO, Brazilian, married, accountant, bearer of Identity Card RG No. 2.974.800 SSP/PE, enrolled with the São Paulo Regional Accounting Council under CRC No. 1SP 236947/O-3 and with the Individual Taxpayers’ Registry under CPF/MF No. 515.710.054-04, both domiciled in the city of São Paulo-SP, at Av. Juscelino Kubitschek, 1830, - Torre I – 5° e 6º andares, with same office address as the represented party, hereby designated as valuation expert by TELEMIG CELULAR S.A. (“Company”) to conduct the valuation of net assets at book value of as of March 31, 2010, in accordance with accounting practices adopted in Brazil, presents the following results of the work performed.

Valuation objective

2.   The objective of the valuation of net assets at book value as of March 31, 2010 of TELEMIG CELULAR S.A. is the merger of the direct Company into its controlling entity Vivo Participações S.A.

Work scope

3.   The valuation report of net assets at book value is being issued in connection with the audit of the balance sheet as of March 31, 2010, prepared under the responsibility of the Company management.

4.   We conducted our examination in accordance with generally accepted auditing standards in Brazil which comprised, among other procedures: (a) the planning of our work, taking into consideration the materiality of balances, the volume of transactions and the accounting and internal control systems of the Company; (b) the examination, on a test basis, of documentary evidence and accounting records supporting the amounts disclosed; and (c) an assessment of the accounting practices used and significant estimates made by the Company management.

Conclusion

5.   Based on the work performed, we conclude that the value of assets, rights and obligations that comprise the net assets at book value of TELEMIG CELULAR S.A., as per balance sheet as of March 31, 2010, summarized in the Attachment, amounts to R$1,003,766,791.00 (one billion, three million, seven hundred and sixty-six thousand, seven hundred and ninety-one reais), accounted for in the book records, in accordance with the accounting practices adopted in Brazil.

Information and clarification regarding professional independence and conflicts of interest

6.   In compliance with the requirements of the Brazilian Securities Commission (CVM), we inform the following:

(a)  according to professional standards established by the National Association of State Boards of Accountancy (CFC), we are not aware of any conflicts of interest, whether direct or indirect, or of any other circumstances that could represent a conflict of interest in connection with the services provided by us, described above; and

(b)  we are not aware of any action by the Parent Company or by the Company management with the objective of biasing, restricting, hampering or committing any acts that have or could have impaired access, use or knowledge related to information, assets, documents or work methodologies that are significant to the quality of the respective conclusions.

São Paulo, May 11, 2010.

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2-SP 015199/O-6-F-MG

Luiz Carlos Passetti                                             Drayton Teixeira de Melo
Accountant CRC-1-SP-144.343/O-3-S-MG      Accountant CRC-1-SP-236947/O-3-S-MG

ATTACHMENT TO VALUATION REPORT OF NET ASSETS AT BOOK VALUE OF TELEMIG CELULAR S.A. AS OF 03/31/2010

Amounts as of March 31, 2010, in Reais

ASSETS

Current assets:
Cash and cash equivalents	116,272,520.92
Short term investments pledged as collaterals	2,167,178.35
Accounts receivable, net	290,275,594.06
Inventories	27,539,409.09
Deferred and recoverable taxes	103,327,977.70
Prepaid expenses	74,479,774.47
Escrow deposits	7,205,631.35
Other	6,197,054.45
627,465,140.39
Noncurrent assets
Long-term receivables
Deferred and recoverable taxes	243,378,139.25
Prepaid expenses	2,998,895.32
Escrow deposits	558,652,923.40
Other	14,929.86
Property and equipment. net	629,777,249.83
Intangible assets. net	184,211,212.58
1,619,033,350.24

Total assets	2,246,498,490.63
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Payroll and benefits	20,156,187.07
Trade accounts payable	338,746,797.65
Tax payable	109,475,396.45
Interest on shareholders’ equity and dividends	19,589,936.59
Provision for contingencies	13,678,151.87
Deferred revenue	49,196,082.25
Other	17,479,397.18
568,321,949.06
Noncurrent liabilities
Long-term liabilities
Tax payable	560,967,548.17
Debentures	60,885,916.04
Provision for contingencies	14,716,631.86
Provision for asset retirement obligation	28,393,902.30
Other	9,445,752.20
674,409,750.57
Total liabilities	1,242,731,699.63
Net assets	1,003,766,791.00

Net assets. composed by:
Capital stock	528,000,000.00
Capital reserves	63,056,874.08
Income reserves	375,764,508.86
Retained earnings	41,984,595.49
Other comprehensive income	(64,446,514.71)
Net profit for the period	59,407,327.28

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 18, 2010

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Cristiane Barretto Sales
Cristiane Barretto Sales Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.